UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 10, 2023 (August 4, 2023)

Armada Acquisition Corp. I

(Exact name of Registrant as specified in its charter)

Delaware	001-40742	85-3810850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1760 Market Street, Suite 602

Philadelphia, PA 19103

(Address of principal executive offices)

(215) 543-6886

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant	AACI U	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	AACI	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock for $11.50 per share	AACI W	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Armada Acquisition Corp. I, a Delaware corporation (“Armada”), previously announced that it entered into a business combination agreement, dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023 (the “Business Combination Agreement”), with Rezolve Limited, a private limited company registered under the laws of England and Wales (“Rezolve Limited”), Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve”) and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

On August 4, 2023, Armada, Rezolve Limited, Rezolve AI Limited, and Rezolve Merger Sub amended the Business Combination Agreement (the “Amendment”) to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the business combination.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Important Information About the Proposed Transaction and Where to Find It

This Current Report relates to the proposed business combination involving Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub. In connection with the proposed business combination, on June 16, 2023, Rezolve filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (File No. 333-272751) (as may be amended from time to time, the “Registration Statement”), including a preliminary proxy statement of Armada and a preliminary prospectus of Rezolve relating to the securities to be issued in connection with the proposed business combination. The Registration Statement is subject to SEC review and further revision and is not yet effective. This filing is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that Rezolve or Armada has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, ARMADA’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY ARMADA OR REZOLVE WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to stockholders of Armada as of a record date to be established for voting on the proposed business combination. Additionally, Armada and Rezolve will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, Armada’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, and other documents filed by Armada with the SEC, without charge, by directing a request to Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act and Section 21E of the Exchange Act. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed business combination and related transactions, including, without limitation, the Pre-Closing Demerger. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Armada, Rezolve Limited, Rezolve or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Armada or shareholders of Rezolve Limited or Rezolve, to receive regulatory approvals or to satisfy other conditions to closing of the transactions contemplated under and in connection with the Amended and Restated Business Combination Agreement, including, without limitation, with respect to the Pre-Closing Demerger; (4) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations of Armada, Rezolve Limited or Rezolve as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (9) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve Limited or Rezolve operate, and other factors beyond their control, such as inflation or rising interest rates; (10) the possibility that Armada, Rezolve Limited, Rezolve or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the ability of existing investors to redeem and the level of redemptions; and (12) additional risks, including those to be included under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Armada’s Annual Report on Form 10-K for the year ended September 30, 2022 and the Quarterly Reports on Form 10-Q filed by Armada for the quarterly periods ended December 31, 2022 and March 31, 2023. If any of these risks materialize or Armada’s, Rezolve Limited’s or Rezolve’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Armada, Rezolve Limited or Rezolve presently know or that Armada, Rezolve Limited and Rezolve currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Armada’s, Rezolve Limited’s and/or Rezolve’s expectations, plans or forecasts of future events and views as of the date of this filing. Armada, Rezolve Limited and Rezolve anticipate that subsequent events and developments will cause Armada, Rezolve Limited’s and Rezolve’s assessments to change. However, while Armada, Rezolve Limited and Rezolve may elect to update these forward-looking statements at some point in the future, each of Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Armada’s, Rezolve Limited’s and Rezolve’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada, Rezolve Limited or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Rezolve Limited, Rezolve, Rezolve Merger Sub and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Armada’s stockholders in connection with the proposed business combination. Information about the directors and executive officers of Armada may be obtained in the Registration Statement, Armada’s filings with the SEC, including Armada’s initial public offering prospectus, which was filed with the SEC on August 16, 2021, and Armada’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q, all of which is available free of charge at the SEC’s website at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	First Amendment to the Business Combination Agreement, dated as of August 4, 2023, by and among Armada Acquisition Corp. I, Rezolve Limited, Rezolve AI Limited and Rezolve Merger Sub.

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 10, 2023

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer and Chairman

Exhibit 2.1

EXECUTION VERSION

FIRST AMENDMENT TO AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This First Amendment to the Amended and Restated Business Combination Agreement (this “Amendment”), dated as of August 4, 2023, is made and entered into by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “Company”) and Rezolve Limited a private limited liability company registered under the laws of England and Wales with registration number 09773823.

WHEREAS, Armada, the Company, Rezolve Limited, Rezolve Merger Sub, Inc., a Delaware corporation, previously entered into that certain Business Combination Agreement (the “Agreement”), dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated on June 16, 2023; capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Agreement; and

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may not be amended or modified except by an instrument in writing signed by each of Armada and the Company; and

WHEREAS, the parties hereto wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.    Amendments.

(a)    Section 6.1(i) of the Agreement is hereby deleted in its entirety and replaced with the word “RESERVED”.

2.    Effect on Agreement. Other than as specifically set forth herein, all other terms and provisions of the Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect in accordance with their respective terms. Each reference in the Agreement to “this Agreement” shall mean the Agreement as amended by this Amendment, and as hereinafter amended or restated.

3.    Counterparts. This Amendment may be executed and delivered in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.    Successors and Assigns. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns.

EXECUTION VERSION

5.    Amendment. This Amendment may not be amended or modified except by an instrument in writing signed by, or on behalf of, all of the parties hereto.

6.    Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

7.    Entire Agreement. This Amendment, the Agreement and the Ancillary Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

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EXECUTION VERSION

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

ARMADA ACQUISITION CORP. I

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer

REZOLVE MERGER SUB, INC.

By:	/s/ Doug Lurio
Name:	Doug Lurio
Title:	Chief Executive Officer

REZOLVE AI LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	Chief Executive Officer

REZOLVE LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	Chief Executive Officer